UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 19, 2026 titled “Arcos Dorados Reports Fourth Quarter and Full Year 2025 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: March 19, 2026

Item 1

March 19, 2026

ARCOS DORADOS REPORTS FOURTH QUARTER AND FULL YEAR 2025 FINANCIAL RESULTS

•	Total revenue reached $1.3 billion in the fourth quarter and $4.7 billion for the full year 2025, up 10.7% and 4.7% in US dollars versus the prior year period, respectively.

•	Systemwide comparable sales rose 16.0% in the fourth quarter and 13.0% for the full year 2025, in line with blended inflation for both periods.

•	Consolidated Adjusted EBITDA[1] in the fourth quarter and full year were $172.7 million and $575.2 million, respectively, the Company’s highest US dollar result for a full year.

•	Net Income was $25.2 million in the fourth quarter and $212.1 million for the full year.

•	Results included a net tax benefit in Brazil of $33.8 million in the fourth quarter and $159.0 million for the full year, which is expected to convert to cash over the next five years.

•	Capital expenditures for the full year reached $281.4 million, including $140.6 million related to 102 restaurant openings, exceeding openings guidance on lower capital expenditures.

•	The Board of Directors declared a cash dividend of $0.28 per share for 2026.

Montevideo, Uruguay, March 19, 2026 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America and the Caribbean’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three months, and audited results for the twelve months, ended December 31, 2025.

Message from Luis Raganato, Chief Executive Officer

Among our competitive strengths are a strong brand, a resilient business model, and a culture built around operational excellence to support long-term shareholder value creation. These strengths delivered some of the Company’s best financial results last year, while protecting or expanding our industry-leading market share and maintaining a strong bond with the communities we serve.

Full year systemwide comparable sales grew in line with the Company’s blended inflation in 2025, driven mainly by the strength of the South Latin American Division as well as Mexico. Profitability in 2025 reached a new high, with $575.2 million in Adjusted EBITDA and US dollar growth in all three divisions.

Digital sales, generated through the Mobile App, Delivery and Self-order Kiosks, accounted for 61% of systemwide sales in 2025. Additionally, as of the end of 2025, our Loyalty Program was available in more than 90% of our restaurants and had more than 27 million registered members.

For the full year, we opened 102 restaurants across the region, just above our guidance range for the year and 17 more than we opened in 2024. We did this with lower total capital expenditures versus the prior year, which contributed to a significant increase in our net cash from operations minus capital expenditures versus 2024. We are committed to finding additional efficiencies in our growth investments over the next few years.

The McDonald’s brand is stronger than ever in Latin America and the Caribbean, serving more than 4 million guests every day in more than 2,500 restaurants, across 21 countries and territories. We entered 2026 with a focus on increasing the efficiency of the business and monetizing the significant market share gains of the last several years. Looking ahead, we believe we can continue to leverage this strong foundation to support a new phase of profitable growth for Arcos Dorados and all its stakeholders.

AD Holdings Inc. – Consolidated Key Financial Results

Figure 1

(In millions of U.S. dollars, except as noted)

	4Q24 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q25 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,428			2,520

Sales by Company-operated Restaurants	1,091.2	(85.8)	201.8	1,207.2	10.6%	18.5%
Revenues from franchised restaurants	53.1	(4.1)	10.5	59.4	11.9%	19.7%
Total Revenues	1,144.2	(89.9)	212.2	1,266.5	10.7%	18.5%
Systemwide Comparable Sales						16.0%
Adjusted EBITDA	147.4	8.7	16.6	172.7	17.2%	11.2%
Adjusted EBITDA Margin	12.9%			13.6%	0.8 p.p.
Net income attributable to AD	58.4	21.6	(54.9)	25.2	-56.9%	-94.0%
Net income attributable to AD Margin	5.1%			2.0%	-3.1 p.p.
No. of shares outstanding (thousands)	210,663			210,663
EPS (US$/Share)	0.28			0.12

Arcos Dorados’ total revenues reached $1.3 billion, up 10.7% in US dollars versus the prior year quarter. The Company’s systemwide comparable sales rose 16.0% in the quarter, which was in-line with its blended inflation rate. Brazil’s systemwide comparable sales improved relative to the third quarter of 2025, while Mexico and Argentina supported the consolidated result with systemwide comparable sales growth of 1.5x and 1.3x blended inflation, respectively.

The Company’s Digital strategy continued to support sales growth. Digital channel sales rose 18.7% in the period and represented 62% of the fourth quarter’s systemwide sales. Performance was notably strong in Self-order kiosk, Delivery and Loyalty sales versus the prior year. The strength in Self-order kiosk sales reinforces the continued relevance of the on-premise restaurant experience in the region’s quick-service restaurant industry.

By the end of 2025, the Company’s Loyalty Program was active in nine countries, with Mexico and Chile added to the Program during the fourth quarter. The Loyalty platform is now available in all main markets, completing the planned year-end 2025 rollout with 27.2 million registered members.

Marketing activities strengthened consumer connections with the brand through a series of campaigns and initiatives during the quarter. A fully integrated menu strategy, leveraging the cultural relevance of the Stranger Things Netflix series, boosted sales and drove high levels of engagement and meaningful brand conversations among consumers. Several markets also offered compelling value platforms, including EconoMéqui in Brazil and McXMenos in Chile, both of which performed well with price-sensitive consumers. Menu innovation in the quarter included a new chicken sandwich in Colombia and limited-time flavors within the dessert category, such as Ovomaltine in Brazil. Additionally, Happy Meal sales benefited from engaging campaigns for all ages, built around popular licensed properties such as Friends, Zootopia 2, and Disney Villains.

In the fourth quarter of 2025, Arcos Dorados recognized a net tax benefit in Brazil, with a positive impact of $33.8 million. Of this amount, $20.5 million impacted Operating income, while $13.3 million impacted interest income.

In the fourth quarter of 2024, consolidated Adjusted EBITDA included a benefit of $13.6 million related to payroll tax credits in Brazil.

Consolidated Adjusted EBITDA margin was 13.6% and 12.9% in the fourth quarters of 2025 and 2024, respectively. Even excluding the tax benefit in each respective period, fourth quarter 2025 consolidated Adjusted EBITDA margin expanded by 30 basis points versus the prior year period.

The main drivers of the underlying Adjusted EBITDA margin expansion were: (i) higher Food and Paper, with higher costs in NOLAD and SLAD partly offset by lower costs in Brazil, (ii) lower payroll expenses, thanks to better results in Brazil and SLAD, with nearly flat payroll expenses in NOLAD, (iii) an improvement in Occupancy and other operating expenses in all three divisions, and (iv) lower general & administrative expenses (G&A), in each case, as a percentage of revenue.

Net income for the fourth quarter of 2025 was $25.2 million, compared with $58.4 million in the prior year period. The decrease was mainly driven by a higher income tax expense as well as a reorganization and optimization expense that was excluded from Adjusted EBITDA (see below).

Net income margin attributable to the Company was 2.0% in the period compared to 5.1% in the prior year for the reasons mentioned above.

Arcos Dorados recorded earnings of $0.12 per share in the fourth quarter of 2025 compared to $0.28 per share in the prior year period. Total weighted average shares were 210,663,057 in both periods.

Notable Items

Included in Adjusted EBITDA: The result in the fourth quarter of 2025 included $20.5 million related to the aforementioned net tax benefit in Brazil.

Additionally, the result for the fourth quarter of 2024 included a $13.6 million positive impact from payroll tax credits in Brazil.

Excluded from Adjusted EBITDA: In the fourth quarter of 2025, the Company executed plans to restructure and enhance efficiencies in its operations. As a result, the Company incurred $8.7 million in reorganization and optimization expenses, which were recorded within G&A.

New Unit Development: Total and by Format[1]

Figure 2

	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Brazil	1,230	1,202	1,191	1,179	1,173
NOLAD	669	666	658	657	654
SLAD	621	611	608	603	601
TOTAL	2,520	2,479	2,457	2,439	2,428

1end of period, including company operated and franchised restaurants

Figure 3

as of Dec.31, 2025	Store Format*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company Operated	Franchised
Brazil	678	90	462	1,230	762	468	203	2,028
NOLAD	426	48	195	669	522	147	20	511
SLAD	280	124	217	621	516	105	244	740
TOTAL	1,384	262	874	2,520	1,800	720	467	3,279

*FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados opened 48 restaurants in the fourth quarter of 2025, including 41 freestanding units. For the full year, the Company opened 102 restaurants, just above the guidance range for the year. This included 88 freestanding locations. As of the end of December 2025, 73% of its systemwide restaurant portfolio had been modernized.

Consolidated Debt and Financial Ratios

Figure 4

(In thousands of U.S. dollars, except ratios)

	December 31,	December 31,
	2025	2024
Total Cash & cash equivalents (i)	422,347	138,593
Total Financial Debt (ii)	1,101,739	707,649
Net Financial Debt (iii)	679,392	569,056
LTM Adjusted EBITDA	575,209	500,100
Total Financial Debt / LTM Adjusted EBITDA ratio	1.9	1.4
Net Financial Debt / LTM Adjusted EBITDA ratio	1.2	1.1
LTM Net income attributable to AD	212,116	148,759
Total Financial Debt / LTM Net income attributable to AD ratio	5.2	4.8
Net Financial Debt / LTM Net income attributable to AD ratio	3.2	3.8

(i)	Total cash & cash equivalents include short-term investment.

(ii)	Total financial debt includes short-term debt, long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $78.7 million and $80.3 million as a reduction of financial debt as of December 31, 2025 and December 31, 2024, respectively).

(iii)	Net financial debt equals total financial debt less total cash & cash equivalents.

The Company’s net debt to Adjusted EBITDA leverage ratio ended the fourth quarter of 2025 at 1.2x, compared with 1.1x at year-end 2024.

For the twelve-month period ended December 31, 2025, the Company’s cash flows included net cash provided by operating activities of $296.3 million with total property and equipment expenditures of $281.4 million. This compares with full year 2024, which had net cash provided by operating activities of $266.8 million and total property and equipment expenditures of $327.6 million.

Recent Developments

2026 Guidance

As announced in the press release issued by the Company on January 28, 2026, Arcos Dorados plans to open 105 to 115 restaurants in 2026. The Company projects total capital expenditures of $275 million to $325 million for the full year 2026, which it expects to fund with cash on hand and cash from operations.

2029 Notes Tender Offer and Redemption

On January 30, 2026, the Company launched a cash tender offer to purchase up to $150 million aggregate principal amount of its outstanding 2029 Notes. As a result of the tender offer, the Company redeemed 38.6% of the outstanding 2029 Notes for $135.2 million plus accrued and unpaid interest.

2026 Dividend

On March 18, 2026, the Board of Directors of Arcos Dorados Holdings Inc. approved a cash dividend for 2026. As such, the Company will pay $0.28 per share to all its Class A and Class B shareholders in four installments of $0.07 per share to be made on April 2, 2026, June 26, 2026, September 25, 2026, and December 29, 2026. The payments will be made to shareholders of record as of March 30, 2026, June 22, 2026, September 21, 2026, and December 23, 2026, respectively.

2026 Annual General Shareholders Meeting (AGM)

On March 6, 2026, the Company’s Board of Directors set the date for its AGM, which will be held on April 10, 2026, in Montevideo, Uruguay, at 2:00 p.m. (local time), for all shareholders of record as of March 16, 2026.

Fourth Quarter 2025 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, March 19, 2026, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link: Arcos Dorados Fourth Quarter 2025 Earnings Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: https://ir.arcosdorados.com/.

Investor Relations Contact	Media Contact
Daniel Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@mcd.com.uy	david.grinberg@mcd.com.uy

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Definitions

In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, Constant Currency basis, Systemwide sales, and Systemwide comparable sales growth.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), this press release and the accompanying tables use a non-GAAP financial measure titled ‘Adjusted EBITDA’. Management uses Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as the Company’s operating income plus depreciation and amortization plus/minus the following losses/gains: gains from sale or insurance recovery of property and equipment, write-offs of long-lived assets, impairment of long-lived assets, and reorganization and optimization plan expenses.

Management believes Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 5 of this earnings release includes a reconciliation of Adjusted EBITDA to Net income attributable to Arcos Dorados. For more information, please see the Adjusted EBITDA reconciliation in Note 22 – Segment and geographic information – of our financial statements filed today with the Securities and Exchange Commission (the “SEC”) on Form 6-K.

Constant Currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories:

•	Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which the Company conducts its business against the US dollar (the currency in which the Company’s financial statements are prepared).

•	Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation. The Company also calculates variations as a percentage in constant currency, which are also considered to be non-GAAP measures, to provide a more meaningful analysis of its business by identifying the underlying business trends, without distortion from the effect of foreign currency fluctuations.

Systemwide sales: Systemwide sales represent measures for both Company-operated and sub-franchised restaurants. While sales by sub-franchisees are not recorded as revenues by the Company, management believes the information is important in understanding its financial performance because these sales are the basis on which it calculates and records sub-franchised restaurant revenues and are indicative of the financial health of its sub-franchisee base.

Systemwide comparable sales growth: this non-GAAP measure, refers to the change, on a constant currency basis, in Company-operated and sub-franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) including those temporarily closed. Management believes it is a key performance indicator used within the retail industry and is indicative of the success of the Company’s initiatives as well as local economic, competitive and consumer trends. Sales by sub-franchisees are not recorded as revenues by the Company.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 21 Latin American and Caribbean countries and territories with more than 2,500 restaurants, operated by the Company or by its sub-franchisees, that together employ more than 100 thousand people (as of 12/31/2025). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: https://ir.arcosdorados.com/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation and its outlook and guidance for 2026. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. Certain trademarks and characters referenced herein are the property of their respective owners and are used under license.

Fourth Quarter and Full Year 2025 Consolidated Results

Figure 5

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2025	2024	2025	2024
REVENUES
Sales by Company-operated restaurants	1,207,190	1,091,170	4,465,177	4,266,748
Revenues from franchised restaurants	59,353	53,050	213,082	203,414
Total Revenues	1,266,543	1,144,220	4,678,259	4,470,162
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(428,121)	(383,765)	(1,606,076)	(1,498,853)
Payroll and employee benefits	(219,747)	(194,228)	(835,109)	(797,620)
Occupancy and other operating expenses	(339,292)	(308,038)	(1,300,420)	(1,238,220)
Royalty fees	(74,083)	(66,855)	(273,018)	(265,382)
Franchised restaurants - occupancy expenses	(24,827)	(20,670)	(89,518)	(83,665)
General and administrative expenses	(85,071)	(70,177)	(312,750)	(279,859)
Other operating income, net	14,201	2,433	103,025	17,952
Total operating costs and expenses	(1,156,940)	(1,041,300)	(4,313,866)	(4,145,647)
Operating income	109,603	102,920	364,393	324,515
Net interest expense and other financing results	(5,656)	(8,179)	(13,660)	(47,238)
(Loss) Gain from derivative instruments	(3,939)	208	(3,078)	941
Foreign currency exchange results	(2,269)	760	(4,859)	(15,063)
Other non-operating expenses, net	(457)	(3,979)	(1,484)	(3,873)
Income before income taxes	97,282	91,730	341,312	259,282
Income tax expense, net	(72,005)	(33,208)	(128,728)	(109,903)
Net income	25,277	58,522	212,584	149,379
Net income attributable to non-controlling interests	(107)	(118)	(468)	(620)
Net income attributable to Arcos Dorados Holdings Inc.	25,170	58,404	212,116	148,759
Net income attributable to Arcos Dorados Holdings Inc. Margin as % of total revenues	2.0%	5.1%	4.5%	3.3%
Earnings per share information ($ per share):
Basic net income per common share	$ 0.12	$ 0.28	$ 1.01	$ 0.71
Weighted-average number of common shares outstanding-Basic	210,663,057	210,663,057	210,663,057	210,660,590
Adjusted EBITDA Reconciliation
Net income attributable to Arcos Dorados Holdings Inc.	25,170	58,404	212,116	148,759
Net income attributable to non-controlling interests	107	118	468	620
Income tax expense, net	72,005	33,208	128,728	109,903
Other non-operating expenses, net	457	3,979	1,484	3,873
Foreign currency exchange results	2,269	(760)	4,859	15,063
Loss (Gain) from derivative instruments	3,939	(208)	3,078	(941)
Net interest expense and other financing results	5,656	8,179	13,660	47,238
Depreciation and amortization	52,332	43,650	197,257	177,354
Operating charges excluded from EBITDA computation	10,758	814	13,559	(1,769)
Adjusted EBITDA	172,693	147,384	575,209	500,100
Adjusted EBITDA Margin as % of total revenues	13.6%	12.9%	12.3%	11.2%

Fourth Quarter and Full Year 2025 Results by Division and Average Exchange Rates per Quarter

Figure 6

(In thousands of U.S. dollars)

	For Three-Months ended		as	Constant	For Twelve-Months ended		as	Constant
	December 31,		reported	Currency	December 31,		reported	Currency
	2025	2024	Incr/(Decr)%	Incr/(Decr)%	2025	2024	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	502,023	445,911	12.6%	4.0%	1,770,301	1,768,311	0.1%	3.6%
NOLAD	338,143	303,141	11.5%	6.2%	1,266,129	1,225,751	3.3%	4.2%
SLAD	426,377	395,168	7.9%	44.4%	1,641,829	1,476,100	11.2%	39.7%
TOTAL	1,266,543	1,144,220	10.7%	18.5%	4,678,259	4,470,162	4.7%	15.7%

Operating Income (loss)
Brazil	83,622	82,626	1.2%	-7.4%	278,043	269,019	3.4%	2.7%
NOLAD	16,322	18,901	-13.6%	-17.4%	71,144	67,412	5.5%	6.1%
SLAD	37,396	29,070	28.6%	37.2%	119,959	87,406	37.2%	62.3%
Corporate and Other	(27,737)	(27,677)	-0.2%	20.8%	(104,753)	(99,322)	5.5%	21.2%
TOTAL	109,603	102,920	6.5%	-4.2%	364,393	324,515	12.3%	13.8%

Adjusted EBITDA
Brazil	108,813	99,381	9.5%	0.3%	358,774	340,002	5.5%	5.7%
NOLAD	33,432	30,810	8.5%	3.7%	130,860	116,256	12.6%	13.4%
SLAD	53,809	42,675	26.1%	43.3%	180,097	133,692	34.7%	60.9%
Corporate and Other	(23,361)	(25,482)	8.3%	13.1%	(94,522)	(89,850)	5.2%	21.9%
TOTAL	172,693	147,384	17.2%	11.2%	575,209	500,100	15.0%	19.4%

Figure 7

Systemwide Comparable Sales Growth	For Three-Months ended
	December 31,
	2025	2024
Brazil	1.5%	5.5%
NOLAD	1.7%	4.1%
SLAD	49.5%	61.8%
TOTAL	16.0%	21.5%

Figure 8

Period average Local currency per US$	Brazil	Mexico	Argentina
4Q25	5.40	18.31	1,437.94
4Q24	5.84	20.08	999.57

Summarized Consolidated Balance Sheet

Figure 9

(In thousands of U.S. dollars)

	December 31,	December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	373,438	135,064
Short-term investments	48,909	3,529
Accounts and notes receivable, net	164,482	119,441
Other current assets (1)	254,764	209,953
Derivative instruments	10,365	416
Total current assets	851,958	468,403
Non-current assets
Property and equipment, net	1,308,732	1,127,042
Net intangible assets and goodwill	148,950	66,644
Deferred income taxes	104,250	90,287
Derivative instruments	68,339	79,874
Equity method investments	16,033	14,346
Leases right of use asset	1,133,551	949,977
Other non-current assets (2)	254,031	96,081
Total non-current assets	3,033,886	2,424,251
Total assets	3,885,844	2,892,654
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	356,606	347,895
Taxes payable (3)	143,922	118,466
Accrued payroll and other liabilities	145,460	113,259
Royalties payable to McDonald’s Corporation	34,099	20,860
Provision for contingencies	1,455	1,199
Interest payable	18,915	7,798
Financial debt (4)	21,442	64,167
Operating lease liabilities	106,836	92,280
Total current liabilities	828,735	765,924
Non-current liabilities
Accrued payroll and other liabilities	91,801	20,928
Provision for contingencies	49,399	29,157
Financial debt (5)	1,140,086	715,974
Deferred income taxes	2,757	2,084
Operating lease liabilities	1,000,927	849,158
Total non-current liabilities	2,284,970	1,617,301
Total liabilities	3,113,705	2,383,225
Equity
Class A shares of common stock	389,967	389,967
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,659
Retained earnings	825,946	664,390
Accumulated other comprehensive loss	(567,630)	(668,484)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	770,490	508,080
Non-controlling interest in subsidiaries	1,649	1,349
Total equity	772,139	509,429
Total liabilities and equity	3,885,844	2,892,654

(1)	Includes "Other receivables", "Inventories" and "Prepaid expenses and other current assets”.

(2)	Includes "Miscellaneous" and "Collateral deposits".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Short-term debt”, “Current portion of long-term debt" and "Derivative instruments”.

(5)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".